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July 1, 2021	CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
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WASHINGTON, D.C.
BY EDGAR	WILMINGTON
——————
BEIJING
FRANKFURT
Division of Corporation Finance	HONG KONG
Office of Life Sciences	LONDON
Securities and Exchange Commission	MOSCOW
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Washington, D.C. 20549	PARIS
Attn: Christie Wong	SÃO PAULO
SEOUL
SHANGHAI
Mary Mast	SINGAPORE
Margaret Schwartz	TOKYO
Jeffrey Gabor	TORONTO

Re:	Dole plc
Amendment No. 1 to the Draft Registration Statement on Form F-1
Submitted June 10, 2021
CIK No. 0001857475

On behalf of Dole plc (the “Company”), we hereby submit this letter setting forth the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2021 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on June 10, 2021.

Concurrently with the submission of this letter, the Company is publicly filing, via the EDGAR system of the Commission, a Registration Statement on Form F-1 (the “Registration Statement”) in response to the Staff’s comments. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Securities and Exchange Commission

July 1, 2021

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 10, 2021

Our Competitive Strengths, page 5

1.

We note your response to prior comment number 7. Please revise pages 6 and 156 to explain the basis for including the public companies shown or excluding any public companies. With respect to the footnote for the graphic on page 7, please state the types of sales represented (retail, wholesale, etc.), how you selected comparable producers, and whether any producers were excluded.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 157 and 158 of the Registration Statement.

2.

We note the parenthetical regarding the Carson, California environmental proceeding added to page 47. Please revise to provide a brief overview of the proceeding and expected impact or cross-reference the financial statements where this discussion appears.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Registration Statement.

Description of the Transaction, page 62

3.	We note your response to prior comment number 14. Please revise page 71 to disclose the fee arrangements in place under the Trademark License Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 89

4.	Please revise throughout the filing to clarify the net income per ordinary share—Basic and Diluted. For example, it appears net income per ordinary share should be presented as $0.52.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 27, 28, 85, 86, 95, 103, 97, 110, F-4, F-14, F-31, F-59 and F-89 of the Registration Statement.

Description of Share Capital, page 211

5.

We note your statement on page 219 that the federal district courts of the United States will be the exclusive forum for claims arising under the Securities Act or Exchange Act. Please add a risk factor related to this provision and state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Securities and Exchange Commission

July 1, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Registration Statement.

Notes to the Consolidated Financial Statements 5. Segments, page F-50

6.

You state on page F-51 that Management uses Adjusted EBITDA to evaluate segment performance and allocate resources. Please clarify that your Chief Operating Decision-Maker (CODM) uses Adjusted EBITDA or revise to clarify the measure used by the CODM pursuant to ASC 280-10-50-27. If Adjusted EBITDA is the ASC 280 measure used by the CODM, please remove any references throughout the filing to Adjusted EBITDA by segment being a non-GAAP measure, such on pages 107 and 117-118. However, if you present the total of Adjusted EBITDA outside the financial statements, such as on pages 107 and 117, the non-GAAP rules would apply to the total Adjusted EBITDA measure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108, 118, F-11 and F-51 of the Registration Statement.

Please direct any questions regarding the Company’s responses or Registration Statement to me at (213) 687-5122 or michelle.gasaway@skadden.com.

Very truly yours,

/s/ P. Michelle Gasaway

P. Michelle Gasaway, Esq.

cc:	Rory Byrne

Dole plc

cc:	David C. Eisman

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Michael J. Hong

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Marc D. Jaffe

Latham & Watkins LLP

cc:	Ian D. Schuman

Latham & Watkins LLP

cc:	Adam J. Gelardi

Latham & Watkins LLP